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                                                         SEC FILE NUMBER
                                                             0-19371
                                                  ------------------------------

                                                  ------------------------------
                                                          CUSIP NUMBER
                                                           717133102
                                                  ------------------------------


                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(CHECK ONE):  [X] Form 10K                 [ ] Form 11-K
              [ ] Form 20-F
              [ ] Form 10-Q                [ ] Form N-SAR

                  For Period Ended:   12/31/01
                                    ------------

                  [ ] Transition Report on Form 10-K
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR
                  For the Transition Period Ended:

--------------------------------------------------------------------------------
  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

 NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
                 HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
--------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked below, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

--------------------------------------------------------------------------------
Full Name of Registrant

            PharmChem, Inc.
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Former Name if Applicable

            4600 N. Beach     Street
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Address of Principal Executive Office (Street and Number)

            Haltom City, TX  76137
--------------------------------------------------------------------------------
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       |   (a)  The reasons described in reasonable detail in Part III of this
       |        form could not be eliminated without unreasonable effort or
       |        expense;
       |
       |  (b)   The subject annual report, semi-annual report, transition report
   [X] |        on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,
       |        will be filed on or before the fifteenth calendar day following
       |        the prescribed due date; or the subject quarterly report of
       |        transition report on Form 10-Q, or portion thereof will be filed
       |        on or before the fifth calendar day following the prescribed due
       |        date; and
       |
       |  (c)   The accountant's statement or other exhibit required by Rule
       |        12b-25(C) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

    The annual report on Form 10-K for the Registrant could not be filed by the due date because the management of the Registrant has been engaged in the process of closing the sale of the Registrant's wholly-owned subsidiary, Medscreen, Ltd. The closing of the sale has occupied substantially all of the time and effort of the Registrant's management, leading to a delay in the completion of the Form 10-K. This sale was completed on March 25, 2002.

SEC 1344 (2-99)

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

               David A. Lattanzio           (817)                 605-6602
        ------------------------------   ------------       --------------------
                     (Name)               (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                              [X] Yes   [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                              [X] Yes   [ ] No

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

================================================================================

                                 PharmChem, Inc.
                ------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:     03-27-02                            By     /S/ DAVID A. LATTANZIO
      ----------------                           -------------------------------
                                                    Vice President - Finance

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                   ATTENTION
--------------------------------------------------------------------------------
        INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                    CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
--------------------------------------------------------------------------------


                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulations S-T (Section 232.13(b) of this chapter).

PharmChem, Inc.
File No. 0-19371
Page 3



Explanation of anticipated change in results of operations, pursuant to
Part IV - "Other Information" question (3), of this Notification of
Late Filing:

        Registrant anticipates incurring a net loss of approximately $8,476,000, or $1.45 per share, on net sales of approximately $43,977,000 for the year ending December 31, 2001, as compared to net income of $1,361,000, or $0.23 per diluted share, on net sales of $46,832,000 for the corresponding period in 2000. Registrant anticipates recognizing an operating loss of approximately $7,558,000 for the year ending December 31, 2001 compared to operating income of $2,391,000 for the year ending December 31, 2000.